Exhibit 99.2

SPRINGVIEW HOLDINGS LTD

SPRINGVIEW HOLDINGS LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of December 31,	As of June 30,
	2024	2025	2025
	S$ (Audited)	S$ (Unaudited)	$ (Unaudited)
Assets
Current assets
Cash	3,373,424	2,933,523	2,306,410
Accounts receivable, net	45,477	196,920	154,823
Accounts receivable due from a related party	19,901	—	—
Contract assets	4,618,205	4,259,768	3,349,138
Loan receivable – third party	2,621,944	1,189,750	935,411
Other assets – current	52,491	144,755	113,810
Total current assets	10,731,442	8,724,716	6,859,592
Non-current assets
Property and equipment, net	3,546	1,552	1,221
Right-of-use assets, net	390,680	272,578	214,308
Contract assets - non-current	333,786	95,707	75,247
Other assets – non-current	72,354	82,782	65,085
Total non-current assets	800,366	452,619	355,861
Total assets	11,531,808	9,177,335	7,215,453
Liabilities and shareholders’ deficit
Current liabilities
Accounts payable	1,669,596	330,671	259,982
Other payables and accruals	805,850	628,827	494,400
Amount due to related parties	1,054,597	1,296,180	1,019,090
Loans and borrowings – current	256,729	216,550	170,257
Operating lease liabilities – current	170,776	132,053	103,823
Finance lease liabilities – current	45,032	46,219	36,339
Total current liabilities	4,002,580	2,650,500	2,083,891
Non-current liabilities
Deferred tax liabilities, net	391,836	378,976	297,960
Loans and borrowings – non-current	579,071	472,549	371,530
Operating lease liabilities – non-current	96,921	38,968	30,638
Finance lease liabilities – non-current	80,476	57,066	44,867
Total non-current liabilities	1,148,304	947,559	744,995
Total liabilities	5,150,884	3,598,059	2,828,886
Commitments and contingencies

Shareholders’ equity
*Class A Ordinary Shares, $0.0001 par value, 400,000,000 shares authorized, 11,500,000 shares issued and outstanding as of December 31, 2024 and June 30, 2025	1,549	1,549	1,150
*Class B Ordinary Shares, $0.0001 par value, 100,000,000 shares authorized, 10,000,000 shares issued and outstanding as of December 31, 2024 and June 30, 2025	1,352	1,352	1,000
Accumulated other comprehensive income (loss)	250,665	(42,870)	(33,705)
Additional paid-in capital	6,290,712	6,290,712	4,946,046
Accumulated deficit	(163,354)	(671,467)	(527,924)
Total shareholders’ equity	6,380,924	5,579,276	4,386,567
Total liabilities and shareholders’ equity	11,531,808	9,177,335	7,215,453

*	The shares and per share information are presented on a retrospective basis to reflect the reorganization.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SPRINGVIEW HOLDINGS LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE INCOME (LOSS)

	For the six months ended June 30,
	2024	2025	2025
	S$ (Unaudited)	S$ (Unaudited)	$ (Unaudited)
Revenue	4,961,318	3,734,033	2,935,791
Total revenue	4,961,318	3,734,033	2,935,791

Cost of revenue	(3,632,390)	(2,904,816)	(2,283,840)
Total Cost of revenue	(3,632,390)	(2,904,816)	(2,283,840)
Gross profit	1,328,928	829,217	651,951

Operating expenses
General and administrative expenses	(954,366)	(1,355,431)	(1,065,674)
Total operating expenses	(954,366)	(1,355,431)	(1,065,674)

Income (loss) from operations	374,562	(526,214)	(413,723)

Other income (expenses)
Interest expenses, net	(53,874)	(51,346)	(40,370)
Other income	2,789	56,587	44,490
Total other (expenses) income, net	(51,085)	5,241	4,120

Income (loss) before income taxes	323,477	(520,973)	(409,603)
Income tax (expenses) benefit	(76,053)	12,860	10,111
Net income (loss)	247,424	(508,113)	(399,492)

Other comprehensive income
Foreign currency translation adjustments	—	(293,535)	(230,784)
Total comprehensive income (loss)	247,424	(801,648)	(630,276)

Weighted average number of outstanding ordinary shares
*Basic and diluted	20,000,000	21,500,000	21,500,000
Earnings (loss) per share
Basic and diluted	0.01	(0.02)	(0.02)

*	The shares and per share information are presented on a retrospective basis to reflect the reorganization.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SPRINGVIEW HOLDINGS LTD
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF
CHANGES IN SHAREHOLDERS’ EQUITY

	Class A Ordinary shares		Class B Ordinary shares		Additional paid-in	Retained	Total shareholders’
	*Shares	Amount	*Shares	Amount	capital	earnings	equity
		S$		S$	S$	S$	S$
Balance at January 1, 2024	10,000,000	1,352	10,000,000	1,352	997,296	867,784	1,867,784
Net income	—	—	—	—	—	247,424	247,424
Balance at June 30, 2024 (Unaudited)	10,000,000	1,352	10,000,000	1,352	997,296	1,115,208	2,115,208
Balance at June 30, 2024 ($) (Unaudited)	10,000,000	1,000	10,000,000	1,000	735,246	822,182	1,559,428

	Class A Ordinary shares		Class B Ordiary shares		Additional paid-in	Accumulated other comprehensive	Accumulated	Total shareholders’
	*Shares	Amount	*Shares	Amount	capital	income/ (loss)	deficit	equity
		S$		S$	S$		S$	S$
Balance at January 1, 2025	11,500,000	1,549	10,000,000	1,352	6,290,712	250,665	(163,354)	6,380,924
Net loss							(508,113)	(508,113)
Foreign currency translation adjustment						(293,535)		(293,535)
Balance at June 30, 2025 (Unaudited)	11,500,000	1,549	10,000,000	1,352	6,290,712	(42,870)	(671,467)	5,579,276
Balance at June 30, 2025 ($) (Unaudited)	11,500,000	1,150	10,000,000	1,000	4,946,046	(33,705)	(527,924)	4,386,567

*	The shares and per share information are presented on a retrospective basis to reflect the reorganization.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SPRINGVIEW HOLDINGS LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended June 30,
	2024	2025	2025
	S$ (Unaudited)	S$ (Unaudited)	$ (Unaudited)
Cash flows from operating activities
Net income/(loss)	247,424	(508,113)	(399,492)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation of property and equipment	2,157	1,994	1,568
Amortization of right-of-use assets	106,865	118,102	92,855
Provision for doubtful accounts	—	183,732	144,455
Deferred tax expenses (benefit)	76,053	(12,860)	(10,111)
Changes in operating assets and liabilities
Accounts receivable, net	291,713	(202,981)	(159,589)
Contract assets	(483,734)	596,515	468,995
Accounts receivable due from a related party	40,789	19,901	15,647
Other assets	404,439	(102,692)	(80,739)
Accounts payable	(725,371)	(1,338,924)	(1,052,696)
Other payables and accruals	(61,625)	(177,023)	(139,180)
Contract liabilities	50,000	-	-
Lease liabilities	(134,814)	(93,813)	(73,758)
Net cash used in operating activities	(186,104)	(1,516,162)	(1,192,045)

Cash flows from investing activities
Proceeds from repayment of loans made to third party	—	1,300,000	1,022,093
Net cash provided by investing activities	—	1,300,000	1,022,093

Cash flows from financing activities
Proceeds from related parties	319,713	999,610	785,919
Payment for deferred offering costs	(388,625)	-	-
Repayment of amount due to related parties	(19,902)	(758,027)	(595,980)
Repayment of loans and borrowings	(233,756)	(146,701)	(115,340)
Payments for finance lease liabilities	(35,518)	(25,086)	(19,723)
Net cash (used in)/provided by financing activities	(358,088)	69,796	54,875
Effect of foreign exchange on cash	-	(293,535)	(230,785)
Net changes in cash	(544,192)	(146,366)	(115,077)
Cash at beginning of the period	698,106	3,373,424	2,652,271
Cash at end of the period	153,914	2,933,523	2,306,410

Supplement disclosures of cash flow information
Interest paid	43,552	31,085	24,440

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SPRINGVIEW HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 and 2025

Note 1 — NATURE OF BUSINESS AND ORGANIZATION

Springview Holdings Ltd (the “Company” or “Springview (Cayman)”) is a holding company incorporated on September 27, 2023 in Cayman Islands while Springview (BVI) Ltd was incorporated on October 11, 2023 in the BVI with the Company being the sole shareholder of Springview (BVI) Ltd. The Company conducts its business primarily through its indirect wholly-owned subsidiary in Singapore, Springview Enterprises Pte. Ltd., providing four main types of works: (i) new construction, (ii) reconstruction, (iii) Additions and Alterations (A&A), and (iv) other general contracting services. For new construction, the existing house will be demolished, and a new house will be rebuilt. Reconstruction works involve replacement of substantial part of the house. For A&A works, minor modifications are made to existing structures within the existing building requirements while other general contracting services include renovation and design consultation services. The Company is a holding company with no business operation.

As at June 30, 2025, subsidiary of the Company includes the following entity:

Entity	Date of incorporation	Place of incorporation	Ownership	Principal activities
Springview (BVI) Ltd (Springview (BVI))	October 11, 2023	British Virgin Islands	100% owned by Springview (Cayman)	Investment holding
Springview Enterprises Pte. Ltd. (Springview (S))	June 3, 2002	Singapore	100% owned by Springview (BVI)	General contractors (Building construction including major upgrading works)

Pursuant to a group reorganization (the “Reorganization”) to rationalize the structure of the Company and its subsidiary in preparation for the listing of the Company’s shares, the Company became the holding company on December 1, 2023. The Company and its subsidiary were under common control of the shareholders and their entire equity interests were also ultimately held by the shareholders immediately prior to the Reorganization, which have been accounted for as reorganization of entities under common control at carrying value. The unaudited condensed consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying unaudited condensed consolidated financial statements of the Company.

Note 2 — LIQUIDITY

As of December 31, 2024, and June 30, 2025, the Company’s cash balances amounted to approximately S$3,373,424 and S$2,933,523 ($2,306,410) respectively, and the Company’s current assets were S$10,731,442 and S$8,724,716 ($6,859,592), respectively, and the Company’s current liabilities were S$4,002,580 and S$2,650,500 ($2,083,891), respectively. For the six months ended June 30, 2024, and 2025, the Company generated net profit of S$247,424 and net loss of S$508,113 ($399,492), respectively.

In assessing the Company’s liquidity, the management believes that the Company’s current cash and working capital will be sufficient to support the Company’s continuous operations and meet the Company’s third parties’ payment obligations when liabilities fall due within the next 12 months from the date of issuance of the unaudited condensed consolidated financial statements.

The Company’s liquidity needs are primarily driven by working capital requirements and operating expense obligations. To date, the Company have financed the Company’s operations mainly through successful IPO in 2024. the Company have also started to seek additional financing from local banks and financial institutions to fund the Company’s ongoing operations. As of December 31, 2024, and June 30, 2025, the Company’s outstanding loans and borrowings amounted to S$835,800 and S$689,099 ($541,787), respectively, with annual interest rates ranging from 4.88% to 8.80% and repayment periods of between one to five years.

The Company believes that the Company’s current cash and loans from banks, and the net proceeds from the Company’s initial public offering will be sufficient to meet the Company’s working capital needs in the next 12 months from the date the unaudited condensed consolidated financial statements are issued. However, if the Company experience an adverse operating environment or incur unanticipated capital expenditures, or if the Company decide to accelerate growth beyond the Company’s initial expectations, then additional financing may be required. No assurance can be provided, however, that additional financing, if necessary, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to the Company’s existing shareholders.

SPRINGVIEW HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — LIQUIDITY (cont.)

Based on the management’s assessment of the future liquidity and performance of the Company, the Company believes that the current cash and cash flows generated from the Company’s future operating will be sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months from the date of the issuance of the unaudited condensed consolidated financial statements.

Note 3 — Summary of Significant Accounting Policies

Basis of presentation

The unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”).

The accompanying unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company balances and transactions are eliminated upon consolidation. Certain information and footnote disclosures, which are normally included in annual financial statements prepared in accordance with US GAAP, have been omitted pursuant to those rules and regulations. The unaudited interim financial information should be read in conjunction with the audited financial statements and the notes thereto, included in the registration statements for the fiscal years ended December 31, 2024 and 2023.

Principles of consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiary. All inter-company transactions and balances between the Company and its subsidiary have been eliminated upon consolidation. Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

Risks and uncertainties

The main operations of the Company are in Singapore. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in Singapore, as well as by the general state of the economy in Singapore. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in Singapore. The Company believes that it is following existing laws and regulations including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

Use of estimates and assumptions

The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. On an ongoing basis, management evaluates estimates, including but not limited to, those related to allowance for credit losses, determination of the useful lives of property and equipment, impairment of long-lived assets, right-of-use assets, financing lease liabilities, revenue recognition, allowance for deferred tax assets and contingencies. Management bases its estimates on historical experience and on various other assumptions believed to be reasonable. As a result, management makes judgments regarding the carrying values of the Company’s assets and liabilities that are not readily apparent from other sources. Authoritative pronouncements, historical experience and information, information that is currently available to the Company and assumptions that the Company believes to be reasonable under the circumstances are used as the basis for making estimates and judgements. Actual results may differ from these estimates.

SPRINGVIEW HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies (cont.)

Foreign currency translation

The accompanying unaudited condensed consolidated financial statements are presented in the Singapore Dollars (“S$”), which is the reporting currency of the Company. The functional currency of the Company in the Cayman Islands is United States Dollars (“$”), its subsidiaries which are incorporated in British Virgin Islands and Singapore are United States Dollars (“$”) and Singapore Dollars (“S$”) respectively, which are their respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters”.

In the unaudited condensed consolidated financial statements of the Company, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date.

Convenience translation

Translations of amounts in the unaudited condensed consolidated balance sheet, unaudited condensed consolidated statements of operations and comprehensive income (loss) and unaudited condensed consolidated statements of cash flows from S$ into $ as of and for the six months ended June 30, 2025 are solely for the convenience of the reader and were calculated at the noon buying rate of $1 = S$1.2719, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the S$ amounts could have been, or could be, converted, realized or settled into $ at such rate or at any other rate.

Cash

Cash consists of demand deposit placed with commercial banks, which is unrestricted as to withdrawal and use and have original maturities of less than three months. Cash balances in bank accounts in Singapore with maximum amount of S$100,000 are insured under the Deposit Protection Scheme introduced by the Singapore government. Management believes that the commercial banks are of high credit quality and continually monitors the credit worthiness of these commercial banks.

Accounts receivable, net

The Company adopted ASU 2016-13 Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments on January 1, 2022, which requires consideration of a broader range of information to estimate credit losses over the lifetime of the asset, including current conditions and reasonable and supportable forecasts in addition to historical loss information, to determine expected credit losses and applies to the measurement of impairment on financial assets measured at amortized cost, which includes trade receivable. Therefore, estimates of expected credit losses on trade receivables over their life will be required to be recorded at inception, based on historical information, current conditions, and reasonable and supportable forecasts.

Under ASU 2016-13, the Company has exposure to credit losses for financial assets, which include accounts receivable. The Company considered various factors, including nature, historical collection experience, the age of the accounts receivable balances, credit quality and specific risk characteristics of its customers, current economic conditions, forward-looking information including economic, regulatory, technological, environmental factors (such as industry prospects, GDP, employment, etc.), reversion period, and qualitative and quantitative adjustments to develop an estimate of credit losses. The Company has adopted the loss rate method to calculate the credit loss and considered the reverent factors of the historical and future conditions of the Company to make reasonable estimation of the risk rate.

Financial assets are presented as net of the allowance for credit losses in the unaudited condensed consolidated balance sheets. The measurement of the allowance for credit losses is recognized through current expected credit loss expense. Current expected credit loss expense is included as a component of general and administrative expenses in the unaudited condensed consolidated statements of operations and comprehensive income (loss) Write-offs are recorded in the period in which the asset is deemed to be uncollectible. As of December 31, 2024 and June 30, 2025, the allowance for credit losses of accounts receivable was S$60,994 and S$112,533 ($88,476), respectively.

SPRINGVIEW HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies (cont.)

Other assets

Other assets, current and non-current, primarily consist of prepaid expenses, advance to suppliers and deposits for leases and tenders. These amounts bear no interest. Management reviews its prepayments, advances and refundable deposits placed with counterparties on a regular basis to determine if the allowance is adequate and adjusts the allowance when necessary. As of June 30, 2025, no allowance was deemed necessary. Management believes that these counterparties are of high credit quality and continually monitors the credit worthiness of these counterparties.

Loan receivable – third party, net

Loan receivable – third party, net represents a loan offered to a third party with interest. Loan receivable, third party, net are initially recognized at fair value which is the cash disbursed to originate loan, measured subsequently at amortized cost using the effective interest method, net of allowance that reflects the Company’s best estimate of the amounts that will not be collected. As of December 31, 2024 and June 30, 2025, there was nil and S$132,194 ($103,935) credit loss recorded, respectively.

Deferred offering costs

Deferred offering costs consist of legal, underwriting fees and other costs incurred through the balance sheet date that are directly related to the proposed public offering. These costs, together with the underwriting discounts and commissions. will be charged to additional paid-in capital upon completion of the proposed public offering. Should the proposed public offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations.

Pursuant to ASC 340-10-S99-1, upon the successful completion of the initial public offering on October 17, 2024, IPO costs directly attributable to an offering of equity securities are deferred and have been charged against the gross proceeds of the offering as a reduction of additional paid-in capital.

Property and equipment, net

Property and equipment are stated at cost, less accumulated depreciation, and impairment loss, if applicable. Depreciation is computed using the straight-line method after consideration of the estimated useful lives. The estimated useful lives are as follows:

Useful life
Office equipment	5 years
Computer equipment	3 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the unaudited condensed consolidated statements of operations and comprehensive income (loss). Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterment, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Impairment for long-lived assets

The Company’s long-lived assets with finite lives, including property and equipment, net are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. For the six months ended June 30, 2025, no impairment of long-lived assets was recognized.

SPRINGVIEW HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies (cont.)

Fair value measurement

Accounting guidance defines fair value as the exchange price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a three-level fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs that may be used to measure fair value are as follows:

●	Level 1 applies to assets or liabilities for which there are quoted prices, in active markets for identical assets or liabilities.

●	Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

●	Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company considers the carrying value of its financial assets and liabilities, which consist of cash, accounts receivable, contract assets and contract liabilities, prepayments and other current assets, amounts due from related parties, accounts payable, lease liabilities — current, income tax payable, other payables and accruals approximate the fair value of the respective assets and liabilities as of December 31, 2024 and June 30, 2025 due to their short-term nature.

Contract assets and contract liabilities

Construction projects with performance obligations recognized over time that have revenue recognized to date in excess of cumulative billings are reported on the Company’s unaudited condensed consolidated balance sheets as “contract assets”. Contract retentions, included in contract assets, represent amounts withheld by clients, in accordance with underlying contract terms until certain conditions are met. Provisions for estimated losses of contract assets on uncompleted contracts are made in the period in which such losses are determined. The majority of these amounts are expected to be billed and collected from clients within twelve months and are classified as current assets.

Contract liabilities on uncompleted construction contracts represent the amounts of cash collected from clients, billings to clients on contracts in advance of work performed and revenue recognized and provisions for losses. The majority of these amounts are expected to be earned within twelve months and are classified as current liabilities.

Leases

The Company accounts for leases under ASC 842. The Company determines if an arrangement is a lease at inception. A lease is classified at the inception date as either a finance lease or an operating lease. As the lessee, a lease is a finance lease when the lease meets any of the following criteria at lease commencement:

a)	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term;

b)	The lease grants the lessee an option to purchase the underlying asset that the Company is reasonably certain to exercise;

c)	The lease term is for 75% or more of the remaining economic life of the underlying asset, unless the commencement date falls within the last 25% of the economic life of the underlying asset;

d)	The present value of the sum of the lease payments equals or exceeds 90% of the fair value of the underlying asset; and

e)	The underlying asset is of such as specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

SPRINGVIEW HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies (cont.)

Leases that do not meet any of the above criteria are accounted for as operating leases.

The Company entered into lease agreements as lessee to lease motor vehicles, office equipment and buildings from third parties.

The Company accounts for those motor vehicle and office equipment leases in accordance with ASC 842. The two primary accounting provisions the Company uses to classify transactions as financing leases or operating leases are (i) the lease transfers ownership of the underlying asset to the lessee by the end of the lease term and (ii) the lease term is for 75% or more of the remaining economic life of the underlying asset unless the commencement date falls within the last 25% of the economic life of the underlying asset. The motor vehicle and office equipment leases contain one of the two terms, and the Company believes that the motor vehicle and office equipment leases should be classified as finance leases.

The Company accounts for those building leases in accordance with ASC 842. The Company believes that the building leases agreements do not contain nor meet any of the five primary accounting provisions the Company uses to classify transactions as financing leases. The building leases are classified as operating leases.

Finance lease assets and operating leases are included in right-of-use (“ROU”) assets, and finance lease liabilities are included in current and non-current finance lease liabilities, while operating lease liabilities are included in current and non-current operating lease liabilities, in the Company’s consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Finance and operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term.

When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option. The Company used the rate implicit in the lease, if available, or the incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

The Company elected the practical expedients under ASC 842 that does not require the Company to reassess: (1) whether any expired or existing contracts are, or contain, leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. For lease terms of twelve months or fewer, the Company elected not to recognize lease assets and liabilities on its consolidated balance sheets.

The Company reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. For the six months ended June 30, 2024 and 2025, the Company did not recognize impairment loss on its finance and operating lease ROU assets.

Revenue recognition

The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers (“ASC 606”), on January 1, 2021 using the modified retrospective approach. The Company’s accounting for revenue recognition remains substantially unchanged prior to adoption of ASC 606. The effect from the adoption of ASC 606 was not material to the Company’s unaudited condensed consolidated financial statements.

The Company recognizes revenue to depict the transfer of promised goods or services (that is, an asset) to customers in an amount that reflects the consideration to which the Company expects to receive in exchange for those services. The following five steps defined under ASC 606 are applied to achieve the core principle of revenue standard:

(i)	Identify the contract with the customer

(ii)	Identify the performance obligations in the contract

(iii)	Determine the transaction price

SPRINGVIEW HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies (cont.)

(iv)	Allocate the transaction price to the performance obligations in the contract

(v)	Recognize revenue when the company satisfies a performance obligation

The Company generates revenue mainly from construction projects with the following major categories of works: (i) new construction, (ii) reconstruction, (iii) A&A, and (iv) other general contracting services, such as renovation and design consultation. For new construction, the existing house will be demolished, and a new house will be rebuilt. Reconstruction works involve replacement of substantial part of the house. For A&A works, minor modifications are made to existing structures within the existing building requirements while other general contracting services include renovation and design consultation services.

The following table shows the Company’s revenue by revenue categories for the periods indicated.

	For the six months ended June 30,
	2024 (Unaudited)	2025 (Unaudited)	2025 (Unaudited)
	S$	S$	$
New construction	4,734,096	2,466,676	1,939,363
Reconstruction	—	466,166	366,512
A&A	227,222	719,903	566,006
Other general contracting services	—	81,288	63,910
Total revenue	4,961,318	3,734,033	2,935,791

The Company assessed that the four major categories of revenue share the substantially the same characteristics and nature of terms in its contracts with customers and follows the same pattern of transfer of promised services to customers, and thus apply the same revenue recognition policies to all its revenue.

The Company enters into construction contracts with customers that create enforceable rights and obligations and for which it is probable that the Company will collect the consideration to which it will be entitled as services are transferred to the customers. It is standard practice for the Company to have the agreements with the Company’s customers in writing. All the agreements have commercial substance, as each contract with the customer has payment terms specified based upon fulfilment of certain conditions and agreed methods charged on monthly basis. The Company will submit monthly progress claim to its customer, and after the Company receives the interim progress certificate from the customer, the Company will issue a tax invoice to the customer. As the Company’s customers are required to pay at different billing stages over the contract period, such progress payments limit the Company’s exposure to credit risk. The company also reasonably expects that the effects on the financial statements of applying ASC 606 to the portfolio of contracts would not differ materially from applying ASC 606 to the individual contracts within that portfolio.

The Company is responsible for a series of work including but not limited to those stated under the scope of work, which can include the design of the project, obtaining the relevant permits and approvals from authorities, engineering, site clearance, procurement of materials, construction and interior fitting-out/installation as part of the contract. The Company believes these services are not distinct as they are highly interrelated and the contract includes a significant service of integrating the various services into the combined work the customer is contracting for, which is the completed property. The contracts may include retentions paid at the end of the project as a warranty to ensure the Company meets the contract requirements. However, since the customer does not have the option to separately purchase the warranty and there are no additional services to the customer during the retention period, such warranty is not recognized as a separate performance obligation. The Company has concluded that the promises to be delivered on the construction contract would be one single performance obligation, and therefore no allocation of the transaction price is required.

The Company’s contracts with each customer are with fixed price and provide for milestone billings based upon the attainment of specific project objectives to ensure the Company meets the contractual requirements. The contract does not have variable consideration. However, the contract subject to modification in the form of unpriced or pending change orders or claims that either increase or decrease the contract price. Contract modification is accounted for as part of the existing contract as the remaining work is not distinct and form part of a single performance obligation that is partially satisfied at the date of the contract modification. The impact of contract modification has on the contract price and the Company’s measure of progress towards complete satisfaction of the performance obligation is recognized as a cumulative catch-up adjustment to revenue at the date of contract modification.

SPRINGVIEW HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies (cont.)

The Company is not required to assess whether a contract contains a significant financing component if the Company expects, at contract inception, that the period between payment by the customers and the transfer of promised services to the customers will be less than one year. Further, the Company believes that with its monthly progress billings there is no financing component in its contracts. There are no non-cash and payable consideration for any services provided by the Company.

The Company recognizes revenue based on the Company’s actual contract costs incurred to the satisfaction of a performance obligation relative to the total estimated costs for the satisfaction of that performance obligation. This input method faithfully depicts the transfer of value to the customer when the Company is satisfying a performance obligation that includes several interrelated tasks or activities for a combined output that requires the Company to coordinate the work of subcontracts and employees. Contract costs typically include direct labor, subcontract, professional costs, material and indirect costs related to contract performance. Changes in estimated costs to complete these obligations result in adjustments to revenue on a cumulative catch-up basis, which causes the effect of revised estimates to be recognized in the current period. There was addition costs incurred to maintain relationship with certain customers who require additional work for renovation. The Company expects this type of additional costs and change of estimates to be rare exceptions. The change of estimates reduced the revenue by nil and S$ 197,486 for the six months ended June 30, 2024 and 2025, respectively.

When the current estimates of the total amount of consideration expected to be received in exchange for transferring promised goods or services to the customer, and contract costs indicate a loss, a provision for the entire loss on the contract is made as soon as the loss become evident. An adjustment is also made to reflect the effects of the customer’s credit risk. The loss on a contract is reported as an additional contract cost (an operating expenses), and not as a reduction of revenue or a non-operating expense. The total loss on contracts is negligible for the years ended December 31, 2024 and for the six months ended June 30, 2024 and 2025.

The Company recognizes revenue over time for all projects throughout the contract period.

Warranty

The Company generally provides limited warranties for work performed under its contracts. At the time a sale is recognized, the Company records estimated future warranty costs under ASC 460. At completion, costs for warranties are estimated and these warranties are not service warranties separately sold by the Company. The estimated claim rates of warranty are based on actual warranty experience or Company’s best estimate. There were no such reserves for the six months ended June 30, 2024 and 2025 because the Company’s historical warranty expenses were immaterial to the Company’s unaudited condensed consolidated financial statements.

Cost of revenue

Cost of revenue for construction contracts primarily consisted of material costs, subcontracting costs, direct labor costs, rental of equipment and other expenses incurred in contract performance. These costs are expenses as incurred.

Borrowing costs

All borrowing costs are recognized in interest expenses in the consolidated statement of operations and comprehensive income (loss) in the period in which they are incurred.

General and administrative expenses

General and administrative expenses consist primarily of motor vehicle running expenses, travelling and entertainment and general administrative expenses such as of staff costs, rental expenses, depreciation, legal and professional fees and other miscellaneous administrative expenses.

SPRINGVIEW HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies (cont.)

Employee benefit

Defined contribution plan

The Company participates in the national pension schemes as defined by the laws of Singapore’s jurisdictions in which it has operations. Contributions to defined contribution pension schemes are recognized as an expense in the period in which the related service is performed.

Government grants

Government grants are compensation for expenses already incurred or for the purpose of giving immediate financial support to the Company. The government evaluates the Company’s eligibility for the grants on a consistent basis, and then makes the payment. Therefore, there are no restrictions on the grants.

Government grants are recognized when received and all the conditions for their receipt have been met and are recorded as part of “other income”. The total grants received from the Singapore Government were S$7,133 and S$3,596 ($2,827) for the year ended December 31, 2024, and for the six months ended June 30, 2025, respectively.

Income taxes

The Company accounts for income taxes under ASC 740. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the unaudited condensed consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No penalties and interest incurred related to underpayment of income tax for the six months ended June 30, 2024 and 2025. The Company had no uncertain tax positions as of December 31, 2024 and June 30, 2025. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

As of June 30, 2025, the tax years ended December 31, 2021 through 2024 for the Company’s Singapore subsidiary remain open for statutory examination by Singapore tax authorities.

Related parties’ transactions

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence, such as a family member or relative, shareholder, or a related corporation.

SPRINGVIEW HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies (cont.)

Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes its liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter. As of December 31, 2024 and June 30, 2025, the Company’s accrued provision for its ongoing litigation matters was S$275,000 and S$260,000 ($204,419) respectively in its unaudited condensed consolidated financial statements. For more information see “Note 17 — Commitments and Contingencies”.

Earnings (Loss) per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average number of ordinary shares outstanding for the period. Diluted EPS presents the diluted effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. As of December 31, 2024 and June 30, 2025, there were no dilutive shares.

Segment reporting

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280)” (“ASU 2023-07”). The amendments in ASU 2023-07 improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision useful financial analyses. Topic 280 requires a public entity to report a measure of segment profit or loss that the chief operating decision maker (“CODM”) uses to assess segment performance and make decisions about allocating resources. Topic 280 also requires other specified segment items and amounts, such as depreciation, amortization, and depletion expense, to be disclosed under certain circumstances. The amendments in ASU 2023-07 do not change or remove those disclosure requirements. The amendments in ASU 2023-07 also do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. The amendments in ASU 2023-07 are effective for years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024, adopted retrospectively. The Company adopted this ASU retrospectively on December 31, 2024. Refer to Note 16, Segment Reporting for the inclusion of the new required disclosures.

In accordance with ASC 280, Segment Reporting, an operating segment is identified as a component of an enterprise that engages in business activities about which separate discrete financial information and operating results is the Company’s CODM has been identified as the Chief Executive Officer. The Company operates and manages its business as a single segment – in the development of construction projects. The Company’s CODM assesses performance for the segment and decides how to allocate resources by regularly reviewing the segment net income (loss) that also is reported as unaudited condensed consolidated net loss on the statement of operations and comprehensive income (loss), after taking into account the Company’s strategic priorities, its cash balance, and its expected use of cash. Further, the CODM reviews and utilizes revenue (i.e., commercial customers and residential customers), cost of revenue (i.e., subcontracting costs, material costs, labor costs, equipment rental and site costs, and other direct costs, and operating expenses (i.e., staff expenses, depreciation and amortization, lease expenses, lease expenses, transport and entertainment, professional fees, and other miscellaneous expenses) at the consolidated level to manage the Company’s operations. Other segment items included in interest expenses, net, other income, and income tax (expenses) benefit, which are reflected in the segment and unaudited condensed consolidated net loss. The measure of segment assets is reported on the unaudited condensed consolidated balance sheet as total consolidated assets.

SPRINGVIEW HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies (cont.)

Significant Risks

Currency risk

The Company’s operating activities are transacted in S$. Foreign exchange risk may arise from future commercial transactions, and from fluctuations and the degree of volatility of foreign exchange rates between $ and S$.

Concentration and Credit Risk

Financial instruments that potentially subject the Company to the concentration of credit risks consist of cash, accounts receivable, and amounts due from a related party. The maximum exposures of such assets to credit risks are their carrying amounts as of the balance sheet dates. The Company deposits its cash with financial institutions located in Singapore and United States of America. As of December 31, 2024 and June 30, 2025, S$3,373,424 and S$2,933,523 ($2,306,410) (unaudited) were deposited with financial institutions located in Singapore and United States of America, respectively. The Deposit Protection Scheme introduced by the Singapore Government insured each depositor at one bank for a maximum amount of S$100,000. The Federal Deposit Insurance Corporation provides coverage of US$250,000 per depositor. The Company believes that no significant credit risk exists as these financial institutions have high credit quality and the Company has not incurred any losses related to such deposits.

For the credit risk related to accounts receivable, the Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. The Company determines its allowance for credit losses for account receivable using an aging schedule. The Company estimates the credit loss rates based on historical loss information, aging of receivables and management’s judgements, including current, reasonable and supportable.

forecasted economic conditions compared to the economic conditions using the historical information. The management believes that its contract acceptance, billing and collection policies are adequate in minimizing material credit risk. Application of progress payment of contract works is made on a regular basis. The Company seeks to maintain strict control over its outstanding receivables.

Credit risk on amounts due from a related party is not significant as the timing of payment is controlled by common director and shareholders taking into account cash flow requirements of the Company and there has been no significant increase in the risk of default nor impairment recognized on the amounts due from a related party since initial recognition.

For the six months ended June 30, 2024, four customers accounted for approximately 28%, 24%, 18% and 13% of the Company’s total revenue. For the six months ended June 30, 2025, five customers accounted for approximately 25%, 22%, 19%, 12% and 11% of the Company’s total revenue.

As of December 31, 2024, three customers accounted for approximately 28%, 32% and 40% of the total accounts receivable. As of June 30, 2025, four customers accounted for approximately 42%, 21%, 20% and 10% of the total accounts receivable.

For the six months ended June 30, 2024 and 2025, the Company did not have significant suppliers or subcontractors accounting for more than 10% of total purchases.

The table below sets out the suppliers or subcontractors who accounted for 10% or more of the Company’s total accounts payable as of December 31, 2024 and June 30, 2025.

		Percentage of accounts payable (%)
Name of Supplier/Subcontractor	Products/services supplied	As of December 31, 2024	As of June 30, 2025 (Unaudited)
Supplier A	Materials	-	29
Subcontractor B	Subcontract service	22	-
Subcontractor C	Subcontract service	12	-
Subcontractor D	Subcontract service	12	-

SPRINGVIEW HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies (cont.)

Interest rate risk

Fluctuations in market interest rates may negatively affect the Company’s financial condition and results of operations. The Company is exposed to floating interest rate on cash deposit and floating rate borrowings, and risks due to changes in interest rates is not material. The Company has not used any derivative financial instruments to manage interest rate exposure.

Recently issued accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). The intent of ASU 2023-09 is to improve the disclosures around a company’s rate reconciliation information and certain types of income taxes companies are required to pay. Specifically, these new disclosure requirements will provide more transparency regarding income taxes companies pay in the United States and other countries, along with more disclosure around a company’s rate reconciliation, among other new disclosure requirements, such that users of financial statements can get better information about how the operations, related tax risks, tax planning and operational opportunities of companies affect their effective tax rates and future cash flow prospects. ASU 2023-09 is effective for annual fiscal years beginning after December 15, 2024, with early adoption permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments under ASU 2023-09 should be applied on a prospective basis, although retrospective application is permitted. The Company is currently evaluating the potential impact of ASU 2023-09 on its consolidated financial statements and disclosures.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued ASU No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Both early adoption and retrospective application are permitted. The Company is currently evaluating the impact that the adoption of these standards will have on its Consolidated Financial Statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s unaudited condensed consolidated balance sheets, unaudited condensed consolidated statements of operations and comprehensive income (loss) and unaudited condensed consolidated statements of cash flows.

SPRINGVIEW HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 4 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of	As of June 30,
	December 31, 2024	2025 (Unaudited)	2025 (Unaudited)
	S$	S$	$
Accounts receivable	106,471	309,452	243,299
Less: Allowance for credit losses	(60,994)	(112,532)	(88,476)
Accounts receivable, net	45,477	196,920	154,823

Movements of allowance for credit losses are as follows:

	As of	As of June 30,
	December 31, 2024	2025 (Unaudited)	2025 (Unaudited)
	S$	S$	$
Allowance for expected credit losses, beginning	30,916	60,994	47,955
Additions	30,078	51,538	40,521
Allowance for expected credit losses, ending	60,994	112,532	88,476

SPRINGVIEW HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 5 — CONTRACT ASSETS

Contract assets consisted of the following:

	As of	As of June 30,
	December 31, 2024	2025 (Unaudited)	2025 (Unaudited)
	S$	S$	$
Revenue recognized to date	21,715,095	25,449,128	20,008,749
Less: Progress billings to date	16,763,104	21,093,653	16,584,364
Contract assets	4,951,991	4,355,475	3,424,385
Contract assets – current	4,618,205	4,259,768	3,349,138
Contract assets – non-current	333,786	95,707	75,247

Contract assets are classified as current and non-current based on whether they have exceeded the maintenance period.

While the project has been completed, the Company continues to provide maintenance services and is progressively recovering the associated Contract asset. Based on the Company’s assessment, there is a high likelihood of full recovery for this contract asset. Consequently, no impairment provision is deemed necessary for this project at this time.

Note 6 — LOAN RECEIVABLE - THIRD PARTY, NET

Loan receivable – third party, net consisted of the following:

	As of	As of June 30,
	December 31, 2024	2025 (Unaudited)	2025 (Unaudited)
	S$	S$	$
Borrower A	2,621,944	1,321,944	1,039,346
Less: Allowance for credit loss	-	(132,194)	(103,935)
Loan receivable – third party, net	2,621,944	1,189,750	935,411

The Company provided Borrower A with a term loan of S$2,621,944 ($2,000,000), maturing on April 15, 2025, the loan shall bear interest at a fixed rate of five percent (5%) per annum.

As of the date of the issuance of unaudited condensed consolidated financial statements, the Company has collected S$1,300,000 and extended the remaining balance of S$1,321,944 to October 15, 2025.

The Company recognized an expected credit loss provision of S$132,194 ($103,935) for the six months ended June 30, 2025.

SPRINGVIEW HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 7 — OTHER ASSETS

Other assets — current consisted of the following:

	As of	As of June 30,
	December 31, 2024	2025 (Unaudited)	2025 (Unaudited)
	S$	S$	$
Prepayments	6,234	5,731	4,506
Short-term deposits	17,795	54,263	42,663
Interest receivable from a third party	28,462	84,761	66,641
Other assets – current	52,491	144,755	113,810

Other assets — non-current consisted of the following:

	As of	As of June 30,
	December 31, 2024	2025 (Unaudited)	2025 (Unaudited)
	S$	S$	$
Advance to suppliers	9,497	4,706	3,700
Long-term deposits	62,857	78,076	61,385
Other assets – non-current	72,354	82,782	65,085

Short-term deposits include deposits for tenders while long-term deposits primarily include deposits for leases.

Note 8 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of the following:

	As of	As of June 30,
	December 31, 2024	2025 (Unaudited)	2025 (Unaudited)
	S$	S$	$
Computers	24,668	24,668	19,395
Office equipment	2,202	2,202	1,731
Subtotal	26,870	26,870	21,126
Less: Accumulated depreciation	(23,325)	(25,318)	(19,905)
Property and equipment, net	3,546	1,552	1,221

Depreciation expenses of owned assets for the year ended December 31, 2024 and for the six months ended June 30, 2025 amounted to S$4,314 and S$1,994 ($1,568), respectively.

No impairment loss had been recognized during the year ended December 31, 2024 and for the six months ended June 30, 2025.

SPRINGVIEW HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — LEASES

Finance leases as lessee

As of December 31, 2024 and June 30, 2025, the Company has finance leases on its unaudited condensed consolidated balance sheets for hire purchase of motor vehicle and lease of office equipment.

The following table shows finance lease liabilities and the associated financial statement line items:

	As of	As of June 30,
	December 31, 2024	2025 (Unaudited)	2025 (Unaudited)
	S$	S$	$
Liabilities
Finance lease liabilities – current	45,032	46,219	36,339
Finance lease liabilities – non-current	80,476	57,066	44,867
Total	125,508	103,285	81,206

As of December 31, 2024 and June 30, 2025, “Right-of-use assets, net” consisted of the following:

	As of	As of June 30,
	December 31, 2024	2025 (Unaudited)	2025 (Unaudited)
	S$	S$	$
Motor vehicles under hire purchase	183,073	183,073	143,937
Leased office equipment	71,434	71,434	56,163
Less: Accumulated amortization	(135,482)	(157,299)	(123,673)
Right-of-use assets (finance lease), net	119,025	97,208	76,427

Information related to finance lease activities during the periods are as follows:

	For the six months ended June 30,
	2024 (Unaudited)	2025 (Unaudited)	2025 (Unaudited)
	S$	S$	$
Finance lease expenses
Amortization	25,444	21,817	17,153
Interest of financing lease liabilities	4,017	2,862	2,250

SPRINGVIEW HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — LEASES (cont.)

Future finance lease payments as of June 30, 2025 (unaudited) are detailed as follows:

For the year ending June 30,	S$	$
2026	50,172	39,446
2027	34,454	27,088
2028	23,643	18,589
2029 and thereafter	1,300	1,023
Total future lease payment	109,569	86,146
Less: Imputed interest	(6,284)	(4,940)
Present value of finance lease liabilities	103,285	81,206
Less: Current portion	(46,219)	(36,339)
Long-term potion of finance lease liabilities	57,066	44,867

The following table shows the weighted-average lease terms and discount rates for finance leases:

		As of
	As of December 31, 2024	June 30, 2025 (Unaudited)
Weighted average remaining lease term (Years)
Finance leases	2.91	2.48

Weighted average discount rate (%)
Finance leases	5.21	5.18

Operating leases as lessee

As of December 31, 2024 and June 30, 2025, the Company has operating leases on its unaudited condensed consolidated balance sheets rentals of leasehold buildings.

The following table shows operating lease liabilities and the associated financial statement line items:

	As of	As of June 30,
	December 31, 2024	2025 (Unaudited)	2025 (Unaudited)
	S$	S$	$
Liabilities
Operating lease liabilities – current	170,776	132,053	103,823
Operating lease liabilities – non-current	96,921	38,968	30,638
Total	267,697	171,021	134,461

SPRINGVIEW HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — LEASES (cont.)

As of December 31, 2024 and June 30, 2025, “Right-of-use assets, net” consisted of the following:

	As of	As of June 30,
	December 31, 2024	2025 (Unaudited)	2025 (Unaudited)
	S$	S$	$
Leasehold buildings	717,262	717,262	563,930
Less: Accumulated amortization	(445,607)	(541,892)	(426,049)
Right-of-use assets (operating lease), net	271,655	175,370	137,881

Information related to operating lease activities during the periods are as follows:

	For the six months ended June 30,
	2024 (Unaudited)	2025 (Unaudited)	2025 (Unaudited)
	S$	S$	$
Operating lease expenses
Amortization	76,664	96,285	75,702
Interest of operating lease liabilities	3,252	3,630	2,854

Future operating lease payments as of June 30, 2025 are detailed as follows:

For the year ending June 30,	S$	$
2026	137,613	108,195
2027 and thereafter	51,028	40,119
Total future lease payment	188,641	148,314
Less: Imputed interest	(17,620)	(13,853)
Present value of operating lease liabilities	171,021	134,461
Less: Current portion	(132,053)	(103,823)
Long-term potion of operating lease liabilities	38,968	30,638

The following table shows the weighted-average lease terms and discount rates for operating leases:

	As of	As of June 30,
	December 31, 2024	2025 (Unaudited)
Weighted average remaining lease term (Years)
Operating leases	1.56	1.23

Weighted average discount rate (%)
Operating leases	3.42	3.11

SPRINGVIEW HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — LOANS AND BORROWINGS

Long-term and short-term loans and borrowings are as follows:

	As of	As of June 30,
	December 31, 2024	2025 (Unaudited)	2025 (Unaudited)
	S$	S$	$
Total loans and borrowings	835,800	689,099	541,787
Less: loans and borrowings – current	256,729	216,550	170,257
Loans and borrowings – non-current	579,071	472,549	371,530

Bank borrowings comprised of the following:

					As of	As of June 30,
Loans and borrowings	Principal amount	Maturity Date	Interest Rate	Repayment Method	December 31, 2024	2025 (Unaudited)	2025 (Unaudited)
	S$				S$	S$	$
Standard Chartered Bank Enterprise Financing Temporary Bridging Loan II	275,000	July 31, 2025	4.12% below prevailing Business Instalment Loan Board Rate, subject to a cap of 5%	Monthly Repayment	56,322	7,775	6,113
ANEXT Bank Loan	300,000	January 26, 2028	Fixed at 8.80%	Monthly Repayment	200,223	171,316	134,693
Standard Chartered Bank Business Installment Loan	300,000	August 31, 2028	0.72% below prevailing Business Instalment Loan Board Rate	Monthly Repayment	230,670	203,007	159,609
OCBC Business Term Loan	300,000	August 31, 2028	4.25% below prevailing Business Term Rate	Monthly Repayment	233,111	205,419	161,506
DBS SME Working Capital Loan II	150,000	August 9, 2028	Fixed at 7.75%	Monthly Repayment	115,474	101,582	79,866
Total loans and borrowings					835,800	689,099	541,787

For the year ended December 31, 2024 and the six months ended June 30, 2025, the effective interest rate of the Company’s loans and borrowings ranges from 2.75% to 8.80%, and 4.88% to 8.80%,respectively.

Interest expenses arising from the Company’s loans and borrowings for the year ended December 31, 2024 and the six months ended June 30, 2025 amounted to S$80,176 and S$48,483 ($38,119), respectively.

All loans and borrowings are secured over the joint and several personal guarantees from Ms. Siew Yian Lee and Mr. Heng Kong Chuan, the director and shareholders of the Company.

SPRINGVIEW HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — LOANS AND BORROWINGS (cont.)

The maturity dates for the Company’s outstanding loans and borrowings as of June 30, 2025 are as follows:

For the year ending June 30,	S$	$
2026	264,520	207,972
2027	256,713	201,834
2028	225,720	177,467
2029	31,836	25,030
Total loans and borrowings	778,789	612,303
Less: Imputed interest	(89,690)	(70,516)
Present value of loans and borrowings	689,099	541,787

Note 11 — OTHER PAYABLES AND ACCRUALS

The components of other payables and accruals are as follows:

	As of	As of June 30,
	December 31, 2024	2025 (Unaudited)	2025 (Unaudited)
	S$	S$	$
Accrued expenses	208,454	28,080	22,077
Other payables	503,997	488,681	384,214
GST payable, net	93,399	112,066	88,109
Other payables and accruals	805,850	628,827	494,400

Accrued expenses mainly consisted of staff expenses and professional service fees and costs incurred for operating activities which are yet to bill. Other payables included the provision for legal claims amounting to S$275,000 and S$260,000 ($204,419) as of December 31, 2024 and June 30, 2025 respectively. For more information see “Note 17 — Commitments and Contingencies”.

SPRINGVIEW HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — OTHER INCOME

	For the six months ended June 30,
	2024 (Unaudited)	2025 (Unaudited)	2025 (Unaudited)
	S$	S$	$
Interest income	5	52,991	41,663
Government grants	2,784	3,596	2,827
Total other income	2,789	56,587	44,490

Other income, which consists primarily of interest from a loan to a third party, was S$2,789 for the year ended December 31, 2024, and S$56,587 ($44,490) for the six months ended June 30, 2025.

Note 13 — INCOME TAXES

Income tax

Cayman Islands

The Company is incorporated in the Cayman Islands and is not subject to tax on income or capital gains under current Cayman Islands law. In addition, upon payments of dividends by the Company entities to their shareholders, no Cayman Islands withholding tax will be imposed. Accordingly, the Company does not accrue for taxes.

British Virgin Islands (“BVI”)

Under the current laws of the BVI, the Company’s subsidiary incorporated in BVI is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the BVI company to its respective shareholders, no BVI withholding tax will be imposed.

Singapore

The Company’s main operating subsidiary is incorporated in Singapore and is subject to income taxes on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant tax laws and regulations of Singapore. The applicable tax rate is 17% in Singapore, with 75% of the first S$10,000 taxable income and 50% of the next S$190,000 taxable income exempted from income tax.

SPRINGVIEW HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — INCOME TAXES (cont.)

The following table reconciles Singapore statutory rates to the Company’s effective tax rate:

	For the six months ended June 30,
	2024 (Unaudited)	2025 (Unaudited)	2025 (Unaudited)
	S$	S$	$
Income tax expenses
Current income tax expenses	—	—	—
Deferred income tax expenses (benefit)	76,053	(12,860)	(10,111)
Income tax expenses (benefit)	76,053	(12,860)	(10,111)

Income (Loss) before tax	323,477	(520,973)	(409,603)
Singapore statutory income tax rate	17%	17%	17%
Income tax expenses (benefit) computed at statutory rate	54,991	(88,566)	(69,633)
Non-deductible expenses	3,948	2,285	1,797
Effect of different tax rates in other jurisdictions	—	73,421	57,725
Others	17,114	—	—
Income tax expenses (benefit)	76,053	(12,860)	(10,111)

The Company measures deferred tax assets and liabilities based on the difference between the financial statement and tax bases of assets and liabilities at the applicable tax rates. Components of the Company’s deferred tax asset and liability are as follows:

	As of	As of June 30,
	December 31, 2024	2025 (Unaudited)	2025 (Unaudited)
	S$	S$	$
Deferred tax assets
Lease liabilities	66,845	46,633	36,664
Net operating loss carry-forwards	150,781	32,934	25,894
Allowance for credit losses	10,369	41,603	32,709
Depreciation	7,421	5,619	4,418
Deferred tax liabilities
Right-of-use assets	(66,416)	(46,337)	(36,431)
Unbilled revenue	(560,836)	(459,428)	(361,214)
Deferred tax liabilities, net	(391,836)	(378,976)	(297,960)

As the deferred tax assets and deferred tax liabilities are generated from the same entity, Springview (S), hence the deferred tax assets and deferred tax liabilities are eligible to net off with each other.

SPRINGVIEW HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 14 — EQUITY

Ordinary shares

The Company was incorporated in the Cayman Islands on September 27, 2023, with an authorized share capital of $50,000 divided into 50,000,000 ordinary shares of par value of $0.001 per share. On November 16, 2023, the authorized share capital was subsequently amended to become $50,000 divided into 400,000,000 Class A Shares and 100,000,000 Class B Shares.

On December 1, 2023, the Company issued 10,000,000 Class A Shares and 10,000,000 Class B Shares to the controlling shareholders at par value of $0.0001 per share.

On October 17, 2024, the Company completed its IPO of 1,500,000 Class A ordinary shares at $4.00 per share, generating gross proceeds of approximately $6.0 million. After deducting underwriting discounts, commissions, and offering expenses, net proceeds from IPO were approximately S$5.3 million ($3.9 million).

Each holder of Class A Shares is entitled to exercise one vote for each Class A Share held on any and all matters to be voted thereon in a general meeting of shareholders, and each holder of Class B Shares is entitled to exercise 20 votes for each Class B Share held on any and all matters to be voted thereon in a general meeting of shareholders. The Class B Shares are not convertible into Class A Shares and the Class A Shares are not convertible into Class B Shares. Holders of the Class A Shares may receive dividends paid by the Company and have the right to the surplus assets of the Company on its liquidation pursuant to the Amended and Restated Memorandum and Articles of Association. However. the holders of the Class B Shares have no right to any share of the dividends paid by the Company and no right to any share in the distribution of any surplus assets of the Company on its liquidation.

Note 15 — Related party balances and transactions

The Company’s relationships with related parties who had transactions with the Company are summarized as follows:

Related Party Name	Relationship to the Company
Springview Contracts Pte. Ltd.	Controlled by executive director and shareholder, Ms. Lee Siew Yian and shareholder, Mr. Heng Kong Chuan
GGL Enterprises Pte. Ltd.	Controlled by CEO and shareholder, Mr. Wang Zhuo, and shareholder, Mr. Heng Kong Chuan
Mr. Heng Kong Chuan	Shareholder and spouse of executive director, Ms. Lee Siew Yian
China International Corporate Management	Controlled by CEO and shareholder, Mr. Wang Zhuo

SPRINGVIEW HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 15 — Related party balances and transactions (cont.)

a. Accounts receivable due from a related party

	As of	As of June 30,
Related Party Name	December 31, 2024	2025 (Unaudited)	2025 (Unaudited)
	S$	S$	$
Springview Contracts Pte. Ltd.	19,901	-	-
Total	19,901	-	-

b. Amount due to related parties

	As of	As of June 30,
Related Party Name	December 31, 2024	2025 (Unaudited)	2025 (Unaudited)
	S$	S$	$
Mr. Heng Kong Chuan	(85,350)	(309,534)	(243,364)
China International Corporate Management	(969,247)	(986,646)	(775,726)
Total	(1,054,597)	(1,296,180)	(1,019,090)

As of June 30, 2025, the accounts receivable due from Springview Contracts Pte. Ltd. has been fully collected.

During the year ended December 31, 2024 and the six months ended June 30, 2025, the Company received repayment of S$125,941 and S$19,901 ($15,647) from Springview Contracts Pte. Ltd., respectively.

During the year ended December 31, 2024 and the six months ended June 30, 2025, the Company received proceeds from Mr. Heng Kong Chuan S$65,449 and S$224,184 ($176,259), respectively.

During the year ended December 31, 2024 and the six months ended June 30, 2025, the Company received proceeds of S$384,919 and S$17,399 ($13,680) from China International Corporate Management, respectively.

SPRINGVIEW HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 15 — Related party balances and transactions (cont.)

c. Related party transactions

		For the six months ended June 30,
Nature	Name	2024 (Unaudited)	2025 (Unaudited)	2025 (Unaudited)
		S$	S$	$
Collection of accounts receivable due from Springview Contracts Pte. Ltd	Springview Contracts Pte. Ltd.(1)	—	19,901	15,647
Interior design service subcontracting cost provided by GGL Enterprises Pte. Ltd.	GGL Enterprises Pte. Ltd.	—	15,000	11,793

(1)	Springview Contracts Pte. Ltd. engaged the Company to provide construction services for projects under Springview Contracts Pte. Ltd. The total charges are computed and issued as sales invoices to Springview Contracts Pte. Ltd. by the Company at the end of each fiscal year, which resulted in accounts receivable and amounts due from Springview Contracts Pte. Ltd. Such receivables are due within 120 days. As of June 30, 2025, no receivables are considered past due.

As of June, 2025, Mr. Zhuo Wang, via China International Corporate Management which is under his control, has provided financial support amounting to S$986,646 ($775,726) for payment of expenses incurred for IPO and accrued interest under this financial support letter.

The Company signed an agreement with Mr. Heng Kong Chuan on August 1st, 2024, under which Mr. Heng Kong Chuan would provide the company with an interest-free working capital loan facility not exceeding S$1,500,000 till July 30, 2025. As of June 30, 2025, the company had borrowed a total of S$594,155 from Mr. Heng Kong Chuan.

SPRINGVIEW HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 16 — SEGMENT REPORTING

The following table presents financial information, including significant segment expenses, which are regularly provided to the CODM and included within segment and unaudited condensed consolidated net loss:

	For the six months ended June 30,
	2024	2025	2025
	S$	S$	$
Revenue
Commercial customers	-	719,903	566,006
Residential customers	4,961,318	3,014,130	2,369,785
Total revenue	4,961,318	3,734,033	2,935,791

Cost of revenue
Subcontracting costs	(1,669,193)	(787,515)	(619,164)
Material costs	(782,421)	(907,026)	(713,127)
Labor costs	(661,511)	(573,620)	(450,995)
Equipment rental and site costs	(179,074)	(261,592)	(205,670)
Other direct costs	(340,191)	(375,063)	(294,884)
Total cost of revenue	(3,632,390)	(2,904,816)	(2,283,840)
Gross profit	1,328,928	829,217	651,951

Operating expenses
Staff expenses	(379,607)	(575,997)	(452,863)
Depreciation and amortization	(14,049)	(23,811)	(18,721)
Lease expenses	(79,916)	(99,916)	(78,556)
Medical and insurance expenses	(32,064)	(101,413)	(79,733)
Transport and entertainment	(40,792)	(20,694)	(16,270)
Professional fees	(365,297)	(323,693)	(254,495)
Provision for fines and charges	(15,225)	-	-
Bad debt written off	-	(183,732)	(144,455)
Other miscellaneous expenses	(27,416)	(26,175)	(20,581)
Total operating expenses	(954,366)	(1,355,431)	(1,065,674)

Income (loss) from operations	374,562	(526,214)	(413,723)

Other income (expenses)
Interest expenses, net	(53,874)	(51,346)	(40,370)
Other income	2,789	56,587	44,490
Total other (expense) income, net	(51,085)	5,241	4,120

Income (loss) before income taxes	323,477	(520,973)	(409,603)
Income tax (expenses) benefit	(76,053)	12,860	10,111
Net income (loss)	247,424	(508,113)	(399,492)

SPRINGVIEW HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 17 — COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claim, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable per guidance of ASC Topic 450-20－Loss Contingencies.

As of December 31, 2024 and June 30, 2025, the Company is subject to legal proceeding from a charge by Ministry of Manpower for an offence under Section 12(1) of the Workplace Safety and Health Act for failure to take measure to ensure the safety of its employees at work in one of its construction projects in 2019 which resulted in injuries to one worker and one fatality. The Company has claimed trial to this charge. For the same incident, the Company was also charged under Section 5 of the Building Control Act for carrying out building works that were not approved by the Commissioner of Building Control. On June 17, 2025, the Company was convicted of Charge No. DSC-900110-2021 under Section 12(1) of the Workplace Safety and Health Act for failing to take reasonably practicable measure to ensure the safety of employees at work. The matter is fixed for sentencing in October 2025.

Additionally, the Company was also subject to a claim from an employee of a subcontractor for a construction project for damages arising out of injuries and loss suffered as a result of work accident at the project site. The claimant sought to hold the Company and the subcontractor jointly and severally liable for the claim. The matter was resolved via a settlement agreement finalized on March 14, 2025. As the main contractor, the Company paid S$15,000 to the claimant and S$1,000 to setting aside application on April 2, 2025, which constituted a full and final settlement of all claims related to this matter, and no further liability existed as of June 30, 2025.

As of December 31, 2024 and June 30, 2025, the Company’s accrued provision for the legal proceedings was S$275,000 and S$260,000 ($204,419) respectively. For the year ended December 31, 2024 and the six months ended June 30, 2025, the Company’s provision for estimated litigation loss was nil and nil respectively.

Note 18 — SUBSEQUENT EVENTS

The Company evaluated all events and transactions through the date of issuance of these unaudited condensed consolidated financial statements, and concluded there were no other material subsequent events that require disclosure in these unaudited condensed consolidated financial statements.